Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended March 31,

	2005		2004

Earnings:
Income before income taxes	$47.2		$24.0
Adjustments:
Minority interest in losses of consolidated subsidiaries	—		—
Undistributed (income) loss of less than 50% owned investments	—		—
Distributions from less than 50% owned investments	—		—
Fixed charges	29.5		28.8

Earnings	$76.7		$52.8

Fixed charges, including preferred accretion:
Interest expense, including debt discount amortization	$23.6		$22.5
Accretion of redeemable convertible preferred stock	—		—
Amortization of debt issuance costs	0.9		1.4
Portion of rental expense representative of interest factor (assumed to be 33%)	5.0		4.9

Fixed charges	$29.5		$28.8

Ratio of earnings to fixed charges	2.6	x	1.8	x

Amount of earnings deficiency for coverage of fixed charges	$—		$—